July 20, 2007

Mr. Jonathan R. Read
Ecotality, Inc.
6821E Thomas Road
Scottsdale, Arizona 85251

Re: Ecotality, Inc.
         Form SB-2, Amendment No. 3
         File No. 333-140612
         Filed July 12, 2007
         Form 10-QSB/A for the Fiscal Quarter Ended March 31, 2007
         Filed July 13, 2007
         File No. 0-50983

Dear Mr. Read:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

References to "prior comment" refer to comments in our letter dated June 28, 2007 unless otherwise noted.

Form SB-2

Selected Financial Data, page 9

1.   Please refer to prior comment 2. As previously requested, please update your
        selected financial data on page 9, to present the "period from April 21, 1999
        (Inception) to March 31, 2007." Also, your summary financial data information
        on page 3, appears to be the restated April 21, 1999 (Inception) to December 31,
        2006 data. Please revise as necessary.

Management's Discussion and Analysis, page 10

Operating Expenses, page 12

2.   Please expand your discussion of general and administrative expenses to discuss
        variances inclusive of executive compensation charges. The expenses should be
        classified in the same manner as other similar expenses and the presentation
        should not be driven by the form of consideration paid.

Annual Financial Statements, page 47

3.   We note that your financial statements for the fiscal year ended December 31,
        2006, and for the three months ended March 31, 2007 and 2006, have been
        restated due to the correction of an error as discussed in your Form 10-KSB/A
        and Form 10-QSB/A. Please revise your Form SB-2 to include the disclosures as
        required by paragraph 26 of SFAS 154 or tell us why no such disclosure is
        required.

4.   In this regard, have your auditors tell us why auditing standards do not require
        them to reference the error correction and to dual date their audit report.

Statement of Operations, page 66

5.   Please revise your statement of operations for the three months ended March 31,
        2007, so the column properly sums the "Total other expenses".

Note 7 – Warrants, page 71

6.   Please refer to prior comment 15. We note that you were required to obtain
        effectiveness of the registration statement by April 5, 2007, yet you were unable
        to by the required date. It appears that as of March 31, 2007, your non-
        compliance with the registration rights agreement and the requirement for you to
        deliver shares was probable and the number of shares to be delivered would have

been reasonably estimable. Please tell us your consideration of paragraphs 7 to 11 of FSP 00-19-2 which requires the recognition of a contingent obligation to deliver shares under a registration rights agreement in accordance with the guidance in SFAS 5. We may have further comment based on your response.

Note 9 – Subsequent Events, page 73

7.	Please refer to prior comment 17. Revise the filing to remove the reference to the consultation with your independent accountants as management must take full responsibility for the valuing of and accounting for the acquisition and any subsequent goodwill impairment.

8.	In this regard, we note you purchased the assets of FuelCellStore.com. Revise to clarify if you purchased assets or a business. If you believe that you acquired assets rather than a business, support your conclusion and explain why recording goodwill is appropriate. If you acquired a business, revise to disclose the purchase price and the amounts allocated to intangible assets. Address the consideration given to the possibility that specifically identifiable intangibles may exist that should be valued. Also, explain how the 300,000 shares were valued.

9.	We note that you are obligated to issue 3,449,992 shares for penalties under your registration rights agreement. Please tell us how many you have issued to date and your accounting. Specifically, quantify how you valued and recorded these shares.

Form 10-QSB/A for the Fiscal Quarter Ended March 31, 2007

General

10.	Please amend your Form 10-KSB/A for the fiscal year ended December 31, 2006 and your Form 10-QSB/A for the fiscal quarter ended March 31, 2007 to comply with our Form SB-2 comments, as applicable.

Statement of Cash Flows, page 6

11.	Revise to reconcile the stock compensation – related party of $2,**475**,006 on the face of your cash flow statement with the $2,**745**,006 disclosed as part of the non-cash transactions.

Note 6 – Stockholders' Equity, page 9

12.   Please revise this note to properly state the amount of compensation expense recorded for the February 15, 2006, share issuance as $2,475,006.

Note 9 – Restatement of financial statements, page 12

13.   Please revise to disclose the facts and circumstances of the $1.8 million restatement of settlement expense reclassified from non-operating to operating expenses. Additionally, please revise the reconciliation provided on page 16 to properly present the $1,800,000 reclassification in the column labeled "Adjustments."

Controls and Procedures, page 23

14.   Please refer to prior comment 25. It does not appear that you have evaluated the effectiveness of your controls and procedures as of the end of the period covered by this report, March 31, 2007. Note, you are required to evaluate your controls and procedures as of the end of each fiscal period. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures as either effective or not effective *as of the end of the period covered by this report.* If no such evaluation was performed as of March 31, 2007, please tell us how you are in compliance with Item 307 of Regulation S-B.

15.   In this regard, in light of the restatement, tell us if you changed your conclusion that your disclosure controls and procedures were effective for the fiscal quarter ended March 31, 2007 and fiscal year ended December 31, 2006.

Exhibit 32

16.   We note that your 906 certification furnished with the Form 10-QSB/A improperly refers to an "annual report". Please revise the certification to properly refer to the report as an "interim report."

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane at (202) 551-3554 if you have questions regarding these comments. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc.   Gary Agron
       VIA TELEFAX (303) 770-7257